================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                              YURIE SYSTEMS, INC.
                           (NAME OF SUBJECT COMPANY)

                           REINDEER ACQUISITION, INC.
                            LUCENT TECHNOLOGIES INC.
                                   (BIDDERS)
                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                  98871Q 10 2
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                             PAMELA F. CRAVEN, ESQ.
                           REINDEER ACQUISITION, INC.
                          C/O LUCENT TECHNOLOGIES INC.
                              600 MOUNTAIN AVENUE
                         MURRAY HILL, NEW JERSEY 07974
                                 (908) 582-8500
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDERS)
                            ------------------------

                                   COPIES TO:
                         ROBERT I. TOWNSEND, III, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 474-1000
                            ------------------------

                                 APRIL 27, 1998
        (DATE OF EVENT WHICH REQUIRES FILING STATEMENT ON SCHEDULE 13D)
                            ------------------------

                           CALCULATION OF FILING FEE

============================================================================================
                   TRANSACTION VALUATION*                         AMOUNT OF FILING FEE
--------------------------------------------------------------------------------------------
$1,085,178,220..............................................            $217,036
============================================================================================

* For purposes of calculating amount of filing fee only. The amount assumes the purchase of 31,005,092 shares of Common Stock, par value $.01 per share (collectively, the "Shares"), at a price per Share of $35 in cash. Such number of shares represents all the Shares outstanding as of April 24, 1998, determined on a fully diluted basis.
[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: None                     Filing Party: N/A
     Form or Registration No.: N/A                    Date Filed: N/A
================================================================================

                               Page  1 of 9 Pages
                            Exhibit Index on Page 9

                                 14D-1 AND 13D

   CUSIP No. 98871Q 10 2
---------------------------------------------------------------------------
   1       NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON REINDEER ACQUISITION, INC.
---------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                            (b) [ ]
---------------------------------------------------------------------------
   3       SEC USE ONLY
---------------------------------------------------------------------------
   4       SOURCE OF FUNDS AF
---------------------------------------------------------------------------
   5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e) [ ]
---------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
---------------------------------------------------------------------------
   7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           17,766,200*
---------------------------------------------------------------------------
   8       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
           SHARES [ ]
---------------------------------------------------------------------------
   9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           APPROXIMATELY 57% OF THE SHARES OUTSTANDING ON A FULLY
           DILUTED BASIS AS OF APRIL 24, 1998*
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON CO
---------------------------------------------------------------------------

* See footnote on page 4.

                               Page  2 of 9 Pages
                            Exhibit Index on Page 9

                                 14D-1 AND 13D

   CUSIP No. 98871Q 10 2
---------------------------------------------------------------------------
   1       NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON LUCENT TECHNOLOGIES INC.
---------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                            (b) [ ]
---------------------------------------------------------------------------
   3       SEC USE ONLY
---------------------------------------------------------------------------
   4       SOURCE OF FUNDS WC
---------------------------------------------------------------------------
   5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e) [ ]
---------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
---------------------------------------------------------------------------
   7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           17,766,200*
---------------------------------------------------------------------------
   8       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
           SHARES [ ]
---------------------------------------------------------------------------
   9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           APPROXIMATELY 57% OF THE SHARES OUTSTANDING ON A FULLY
           DILUTED BASIS AS OF APRIL 24, 1998*
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON CO
---------------------------------------------------------------------------

* See footnote on page 4.

                               Page  3 of 9 Pages
                            Exhibit Index on Page 9

* On April 27, 1998, Lucent Technologies Inc., a Delaware corporation ("Parent"), and Reindeer Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser"), entered into a Stockholders Agreement (the "Stockholders Agreement") with certain principal stockholders (the "Stockholders") of Yurie Systems, Inc., a Delaware corporation (the "Company"), pursuant to which each Stockholder has agreed to tender into the Offer (as hereinafter defined) the shares of Common Stock, par value $.01 per share, of the Company (the "Subject Shares"), that such Stockholder owned as set forth in Exhibit A to the Stockholders Agreement, as well as any Subject Shares that they thereafter acquire, including upon the exercise of stock options. Under the Stockholders Agreement, each Stockholder has granted an irrevocable proxy for the benefit of the Purchaser with respect to the Subject Shares to vote such Subject Shares under certain circumstances. The Purchaser's right to purchase and vote the Subject Shares is reflected in Rows 7 and 9 of each of the tables above, which information takes into account all stock options owned by the Stockholders on April 27, 1998. A copy of the Stockholders Agreement is attached hereto as Exhibit (c)(2), and the Stockholders Agreement is described more fully in Section 12 of the Offer to Purchase dated April 30, 1998 (the "Offer to Purchase") attached hereto as Exhibit (a)(1), each of which is incorporated by reference herein.

                               Page  4 of 9 Pages
                            Exhibit Index on Page 9

     This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the acquisition by the Purchaser and Parent of beneficial ownership of the shares subject to the Stockholders Agreement. The cover page above and items numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Yurie Systems, Inc., which has its principal executive offices at 8301 Professional Place, Landover, MD 20785.

     (b) This Schedule 14D-1 relates to the offer by the Purchaser to purchase all outstanding Shares at a price of $35 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Information concerning the number of outstanding Shares is set forth in "Introduction" of the Offer to Purchase and is incorporated herein by reference.

     (c) Information concerning the principal market in which the Shares are traded and the high and low sales prices of Shares for each quarterly period during the past two years is set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Schedule 14D-1 is being filed by the Purchaser and Parent. Information concerning the principal business and the address of the principal offices of the Purchaser and Parent is set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and is incorporated herein by reference. The names, business addresses, present principal occupations or employment, material occupations, positions, offices or employments during the last five years and citizenship of the directors and executive officers of the Purchaser and Parent are set forth in
Schedule I to the Offer to Purchase and are incorporated herein by reference.

     (e) and (f) The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) and (b) The information set forth in Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement; The Stockholders Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in Section 12 ("Purpose of the Offer; The Merger Agreement; The Stockholders Agreement") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

                               Page  5 of 9 Pages
                            Exhibit Index on Page 9

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in "Introduction," Section 9 ("Certain Information Concerning the Purchaser and Parent") and Section 12 ("Purpose of the Offer; The Merger Agreement; The Stockholders Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in "Introduction," Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement; The Stockholders Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in Section 12 ("Purpose of the Offer; The Merger Agreement; The Stockholders Agreement") of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Agreement and Plan of Merger dated as of April 27, 1998, among the Purchaser, Parent and the Company, and the Stockholders Agreement dated as of April 27, 1998, among the Purchaser, Parent and the Stockholders, copies of which are attached hereto as Exhibits (a)(1), (a)(2), (c)(1) and (c)(2), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1)  Offer to Purchase.

     (a)(2)  Letter of Transmittal.

     (a)(3)  Notice of Guaranteed Delivery.

     (a)(4)  Letter to Brokers, Dealers, Banks, Trust Companies and Other
Nominees.

     (a)(5) Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7)  Form of Summary Advertisement dated April 30, 1998.

     (a)(8)  Text of Press Release dated April 27, 1998, issued by Parent.

     (b)     None.

     (c)(1) Agreement and Plan of Merger dated as of April 27, 1998, among the Purchaser, Parent and the Company.

     (c)(2) Stockholders Agreement dated as of April 27, 1998, among the Purchaser, Parent and the Stockholders.

                               Page  6 of 9 Pages
                            Exhibit Index on Page 9

     (c)(3) Retention Agreement, dated April 27, 1998, among Parent, the Purchaser, the Company, The Bank of New York and Jeong H. Kim.

     (c)(4) Retention Agreement dated April 27, 1998, among Parent, the Purchaser, the Company, The Bank of New York and Kwok L. Li.

     (c)(5) Retention Agreement dated April 27, 1998, among Parent, the Purchaser, the Company, The Bank of New York and Harry J. Carr.

     (c)(6) Retention Agreement dated April 27, 1998, among Parent, the Purchaser, the Company, The Bank of New York and Barton Y. Shigemura.

     (d)     None.

     (e)     Not applicable.

     (f)     None.

                               Page  7 of 9 Pages
                            Exhibit Index on Page 9

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 1998

                                          REINDEER ACQUISITION, INC.

                                          By:     /s/ PAMELA F. CRAVEN

                                            ------------------------------------
                                            Name: Pamela F. Craven
                                            Title: Vice President and Secretary

                                          LUCENT TECHNOLOGIES INC.

                                          By:     /s/ PAMELA F. CRAVEN

                                            ------------------------------------
                                            Name: Pamela F. Craven
                                            Title: Vice President-Law

                               Page  8 of 9 Pages
                            Exhibit Index on Page 9

                                 EXHIBIT INDEX

EXHIBIT                                                                  PAGE
NUMBER                            EXHIBIT NAME                          NUMBER
-------                           ------------                          ------
(a)(1)    Offer to Purchase...........................................
(a)(2)    Letter of Transmittal.......................................
(a)(3)    Notice of Guaranteed Delivery...............................
(a)(4)    Letter to Brokers, Dealers, Banks, Trust Companies and Other
          Nominees....................................................
(a)(5)    Letter to Clients for use by Brokers, Dealers, Banks, Trust
          Companies and Other Nominees................................
(a)(6)    Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9...............................
(a)(7)    Form of Summary Advertisement dated April 30, 1998..........
(a)(8)    Text of Press Release dated April 27, 1998, issued by
          Parent......................................................
(b)       None
(c)(1)    Agreement and Plan of Merger dated as of April 27, 1998,
          among the Purchaser, Parent and the Company.................
(c)(2)    Stockholders Agreement dated as of April 27, 1998, among the
          Purchaser, Parent and the Stockholders......................
(c)(3)    Retention Agreement dated April 27, 1998, among Parent, the
          Purchaser, the Company, The Bank of New York and Jeong H.
          Kim.........................................................
(c)(4)    Retention Agreement dated April 27, 1998, among Parent, the
          Purchaser, the Company, The Bank of New York and Kwok L.
          Li..........................................................
(c)(5)    Retention Agreement dated April 27, 1998, among Parent, the
          Purchaser, the Company, The Bank of New York and Harry J.
          Carr........................................................
(c)(6)    Retention Agreement dated April 27, 1998, among Parent, the
          Purchaser, the Company, The Bank of New York and Barton Y.
          Shigemura...................................................
(d)       None
(e)       Not applicable
(f)       None

                               Page  9 of 9 Pages
                            Exhibit Index on Page 9